Form 51-102F4

Business Acquisition Report

Item 1	Identity of Company

1.1	Name and Address of the Company

Aurora Cannabis Inc. (“Aurora” or the “Company”)
Suite 900 – 510 Seymour Street
Vancouver, BC
V6B 1V5

1.2	Executive Officer

The following individual is knowledgeable about the particulars described in this business acquisition report:

Glen Ibbott, Chief Executive Officer
Phone: 604-202-4958

Item 2	Details of Acquisition

2.1	Nature of the Business Acquired

On July 25, 2018, Aurora acquired all of the issued and outstanding common shares (the “MedReleaf Shares”) of MedReleaf Corp. (“MedReleaf”) pursuant to a statutory Plan of Arrangement under section 182 of the Business Corporations Act (Ontario) (the “Arrangement”) for consideration consisting of 3.575 Aurora common shares (each an “Aurora Share”) and $0.000001 in cash for each MedReleaf Share. Existing Aurora and MedReleaf shareholders now own approximately 61% and 39% of the combined company, respectively, on a fully diluted basis. MedReleaf is now a wholly owned subsidiary of Aurora.

The Plan of Arrangement was executed pursuant to an arrangement agreement between Aurora and MedReleaf dated May 14, 2018 (the “Original Agreement”), as amended by an amending agreement dated May 24, 2018 (the “Amending Agreement”, and together with the Original Agreement, hereinafter defined as the “Agreement”). Aurora and MedReleaf each held a meeting of shareholders on July 18, 2018 (the “Meetings”) at which the Aurora shareholders approved the issuance of Aurora shares pursuant to the Arrangement on July 18, 2018 and the shareholders of MedReleaf also approved the Arrangement, respectively.

Further information pertaining to the Arrangement is set forth in the management information circulars prepared by each of Aurora (the “Aurora Circular”) and MedReleaf, each dated June 18, 2018, in respect of the Meetings which were mailed to Aurora and MedReleaf shareholders and filed under Aurora’s and MedReleaf’s SEDAR profiles, respectively. Additionally, the Original Agreement and the Amending

Agreement have been filed on the SEDAR profiles of Aurora and MedReleaf. Appendix E of the Aurora Circular, which is titled “Appendix E - Information Concerning MedReleaf”, including the documents incorporated therein by reference, is incorporated in this business acquisition report by reference. The following is a summary of the business of MedReleaf.

MedReleaf is a Licensed Producer of medical cannabis products pursuant to the ACMPR (such products referred to as, “cannabis-based pharmaceutical products”). MedReleaf produces and sells its cannabis-based pharmaceutical products to persons across Canada who are registered with MedReleaf as “clients” under the ACMPR (“patients”). MedReleaf is a research and development-driven company dedicated to patient care, scientific innovation, research and advancing the understanding of the therapeutic benefits of cannabis.

MedReleaf has three wholly-owned non-operating subsidiaries, namely: (a) MedReleaf Holdings (Australia) Ltd., incorporated under the laws of the Province of Ontario (“MedReleaf Australia Holdings”); (b) MedReleaf Germany GmbH, incorporated under the laws of Germany (“MedReleaf Germany”); and (c) 2582394 Ontario Inc., incorporated under the laws of the Province of Ontario.

MedReleaf primarily derives its revenues from the sale to its patients of dried cannabis, cannabis oils, cannabis oil capsules and, recently, a topical cream (designed to work with MedReleaf’s cannabis oils). MedReleaf’s sales are supported by a variety of initiatives, including health conference sponsorships, as well as through its cannabis education and outreach team of employees. MedReleaf expects both its portfolio of products and the jurisdictions in which it operates to expand as local laws allow, resources permit, and where market research indicates opportunity. MedReleaf’s products are cultivated and manufactured in its two production facilities, namely its 55,000 square foot indoor production facility located in Markham, Ontario (the “Markham Facility”) as well as its 210,596 square foot production facility located in Bradford, Ontario (the “Bradford Facility” and, together with the Markham Facility, the “MedReleaf Facilities”).

MedReleaf produces and sells cannabis-based pharmaceutical products from the Markham Facility pursuant to a licence issued by Health Canada pursuant to the ACMPR in respect of such facility (the “Markham Licence”). The Markham Licence is specific to the Markham Facility and permits MedReleaf to, among other things, produce, sell, possess, ship, transport, deliver and destroy dried cannabis, bottled cannabis oil, cannabis oil capsules, cannabis plants and seeds at such facility. The Markham Licence provides that the substances inventory at the Markham Facility cannot exceed at any given time a maximum storage capacity value of $31,250,000 for its security level 9 vault. MedReleaf also produces and sells cannabis-based pharmaceutical products from the Bradford Facility pursuant to a “second site” licence issued by Health Canada pursuant to the ACMPR, in respect of such facility (the “Bradford Licence” and, together with the Markham Licence, the “MedReleaf Licences” and individually, a “MedReleaf Licence”).

The Bradford Licence is specific to the Bradford Facility and presently permits MedReleaf to, among other things, produce, sell, possess, ship, transport, deliver and destroy dried cannabis at such facility. The Bradford Licence provides that the substances inventory at the Bradford Facility cannot exceed at any given time a maximum storage capacity value of $150,000,000 for its security level 10 vault. As the MedReleaf Licences are specific to the respective MedReleaf Facilities, adverse changes or developments affecting such facilities could have a material and adverse effect on MedReleaf’s ability to continue producing and/or selling its cannabis-based pharmaceutical products, its business, financial condition and prospects. Unless renewed, the MedReleaf Licences will expire at the end of their respective terms, with the Markham Licence expiring February 14, 2020 and the Bradford Licence expiring April 10, 2020.

2.2	Acquisition Date

July 25, 2018.

2.3	Consideration

On July 25, 2018, Aurora acquired all of the issued and outstanding common shares of MedReleaf pursuant to the Arrangement. Existing Aurora and MedReleaf shareholders now own approximately 61% and 39% of the combined company, respectively, on a fully diluted basis. MedReleaf is now a wholly owned subsidiary of Aurora.

Pursuant to the Arrangement, holders of MedReleaf Shares have received consideration consisting of 3.575 Aurora Shares (the “Share Consideration”) and $0.000001 in cash (the “Cash Consideration”) for each MedReleaf Share held immediately prior to completion of the Arrangement. The Arrangement implied a price of $29.44 per MedReleaf Share and a premium of approximately 34%, based on the 20-day volume weighted average prices of Aurora Shares and MedReleaf Shares on the Toronto Stock Exchange (the “TSX”) as of May 11, 2018.

Taxable Canadian resident MedReleaf shareholders were entitled to elect to receive tax-deferred roll-over treatment in connection with the acquisition by Aurora of their MedReleaf Shares under the transaction. Taxable Canadian resident MedReleaf shareholders were also entitled to elect to solely receive the Share Consideration (and, not receive the Cash Consideration).

Additionally, each outstanding stock option under the MedReleaf stock option plan was exchanged for a replacement option to purchase Aurora Shares and each outstanding MedReleaf deferred share unit (whether vested or unvested) will be deemed to have fully vested and be settled in exchange for the Share Consideration and the Cash Consideration and each such MedReleaf deferred share unit shall be immediately cancelled.

In connection with the Arrangement, pursuant to the terms of the Arrangement and the supplemental common share purchase warrant indenture dated July 25, 2018 between MedReleaf, Aurora and TSX Trust Company (the "Supplemental Indenture"), which governs the common share purchase warrants of MedReleaf (the “MedReleaf Warrants”) and supplements the base common share purchase warrant indenture dated January 31, 2018 between MedReleaf and TSX Trust Company, each holder of a MedReleaf Warrant became entitled to receive (and such holder shall accept) upon the exercise of such holder's MedReleaf Warrant, in lieu of MedReleaf Shares to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable theretofore, the number of Aurora Shares and the amount of cash which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement if, immediately prior to the closing of the Arrangement, such holder had been the registered holder of the number of MedReleaf Shares to which such holder would have been entitled if such holder had exercised such holder's MedReleaf Warrants immediately prior to the closing of the Arrangement.

In connection with the Arrangement, additional Aurora Shares were authorized for issuance upon exercise of the MedReleaf Warrants.

2.4	Effect on Financial Position

Aurora is not aware of any plans or proposals for material changes in MedReleaf. MedReleaf will continue to operate as a wholly-owned subsidiary of Aurora.

2.5	Prior Valuations

Aurora is not aware of any prior valuations of MedReleaf required by securities legislation or any stock exchange.

2.6	Parties to Transaction

The parties to the transaction are Aurora Cannabis Inc. and MedReleaf Corp. Aurora acted at arm’s length to MedReleaf Corp.

2.7	Date of Report

September 5, 2018

Item 3	Financial Statements

The following financial statements, which are included in, or incorporated by reference in, the Aurora Circular, filed under Aurora’s profile on SEDAR at www.sedar.com, are incorporated by reference in this business acquisition report:

a.	MedReleaf’s annual audited financial statements for the years ended March 31, 2018 and 2017, with the report of the auditor thereon;

b.	Aurora’s pro forma consolidated financial statements that give effect to the acquisition of MedReleaf, including:

(i)	pro forma interim consolidated statement of financial position as at March 31, 2018;

(ii)	pro forma consolidated statement of comprehensive income (loss) for the twelve months ended June 30, 2017;

(iii)	pro forma interim consolidated statement of comprehensive income (loss) for the nine months ended March 31, 2018; and

(iv)	Notes thereon.

Aurora is relying on Section 8.4(c)(ii) of NI 51-102 in connection with the provision of the financial disclosure required pursuant to NI 51-102.